1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

November 22, 2021

Mr. David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Portman Ridge Finance Corporation

Registration Statement of Form N-2 (File No. 333-260072)

Registration Statement of Form N-14 (File No. 333-260074)

Dear Mr. Manion:

On behalf of Portman Ridge Finance Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments you provided to me and Harry Pangas of Dechert LLP during a telephonic discussion on October 29, 2021 with respect to your review of the Company’s registration statement of Form N-2 (the “N-2 Registration Statement”) and the Company’s registration statement of Form N-14 (the “N-14 Registration Statement”), each filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 5, 2021. The Company has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

Set forth below are the comments of the SEC staff (the “Staff”) along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the N-2 Registration Statement or the N-14 Registration Statement as the case may be.

N-2 Registration Statement Comments

1.

Comment: In the fee table in the “Fees and Expenses” section of the N-2 Registration Statement, the disclosure indicates that the Company’s incentive fee is “20% of net investment income and realized capital gains”; however, footnote 5 to the fee table indicates that this figure is 17.5%. Please revise the disclosure to identify the correct figure.

November 22, 2021 Page 2

Response: The 17.5% figure is correct. The Company will revise the disclosure accordingly.

2.

Comment: In the fee table in the “Fees and Expenses” section of the N-2 Registration Statement, the disclosure indicates that the Company’s Other Expenses were 3.7% of the Company’s NAV or approximately $9.8 million. The Company’s most recently filed Form 10-Q indicates that “Other Expenses” were higher than what was disclosed in this section. Please confirm the figures disclosed in this section are correct or revise the disclosure accordingly.

Response: The Company will revise the disclosure accordingly.

Comments Applicable to the N-2 Registration Statement and the N-14 Registration Statement

3.

Comment: In the “Financial Highlights” section of the N-2 Registration Statement and the N-14 Registration Statement, the disclosure indicates that the consolidated financial highlights appearing in the Company’s most recent Annual Report on Form 10-K are incorporated by reference. Form N-2 and Form N-14 require ten years of financial highlights to be disclosed, yet the Annual Report only includes five years of financial highlights. Please revise the disclosure to incorporate ten years of financial highlights.

Response: The Company will revise the disclosure accordingly.

4.

Comment: For any information that is incorporated by reference into the N-2 Registration Statement and the N-14 Registration Statement from another filing on EDGAR, please include an active hyperlink to the EDGAR filing in accordance with Rule 411 under the Securities Act of 1933.

Response: The Company will revise the disclosure accordingly.

November 22, 2021 Page 3

5.	Comment: Please confirm that the Company will file all required consents in pre-effective amendments to the Company’s N-2 Registration Statement and the N-14 Registration Statement.

Response: The Company so confirms.

6.

Comment: If the Company’s next Form 10-Q is filed prior to the expected effective date(s) of the Company’s N-2 Registration Statement and N-14 Registration Statement, please confirm that the Company will incorporate the financial statements from the Form 10-Q into the N-2 Registration Statement and the N-14 Registration Statement.

Response: The Company so confirms.

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Should you have any questions regarding this letter, please contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos